Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

April 13, 2016

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, DC 20549

Attention: Jay Ingram

Re:	Plastec Technologies, Ltd.

Post-effective Amendment No. 3 to Form F-1

Filed April 6, 2016

File No. 333-185212

Dear Mr. Ingram:

On behalf of Plastec Technologies, Ltd. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 11, 2016, relating to the above-captioned Registration Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Recent Transactions, page 2

1.	We note your disclosure here about the share transfer agreement with Shanghai Yongjing Investment Management Co., Ltd. (SYIM) where SYIM will purchase the entirety of your shareholding interests. The disclosure in your Form 20-F indicates that there are earn-out provisions based upon “Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018.” Additionally, your Form 20-F discloses that “[u]pon completion of the proposed transaction, we will no longer own Plastec.” This disclosure appears to conflict with your Form 6-K—filed on November 16, 2015—which states that Plastec’s board will “provide liquidity to [Plastec’s] shareholders through one or more interim dividends.” Given that it appears that your shareholders will no longer be shareholders of Plastec upon completion of this transaction, please explain in your amendment the means by which your former shareholders will receive the proceeds from Plastec achieving the future earn-out provisions and/or any other “interim dividends.”

Securities and Exchange Commission

April 13, 2016

As discussed with the Staff, following consummation of the proposed transaction with Shanghai Yongjing Investment Management Co., Ltd., the Company anticipates continuing in existence for an indefinite period of time. As a result, the Company would be in existence to collect any payments it may receive upon Plastec achieving the performance targets for the years ended December 31, 2016, 2017 and 2018 and subsequently make payments to shareholders as described in the Form 6-K and 20-F. We have revised the disclosure in the Registration Statement to reflect the foregoing.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Ho Leung Ning